Exhibit 99.1

Mainz Biomed Acquires Exclusive Rights to Novel mRNA Biomarkers

Potential for ColoAlert to Emerge as the Most Robust and Accurate At-home Screening Test for Colorectal Cancer

Biomarkers Demonstrated Unique Ability to Identify Curable Precancerous Colonic Polyps as well as Curable Early-Stage Colorectal Cancer

BERKELEY, US – MAINZ, Germany – JANUARY 5, 2022 — Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, announced today it has entered into a Technology Rights Agreement with Socpra Sciences Santé Et Humaines S.E.C. (“TTS”) to access a portfolio of novel mRNA biomarkers for potential future integration into ColoAlert, the Company’s highly efficacious, and easy-to-use detection test for colorectal cancer (“CRC”). Mainz is currently marketing ColoAlert in Europe through its unique business model of partnering with third-party laboratories for test kit processing versus the traditional methodology of operating a single facility. The Company is also preparing to initiate ColoAlert’s regulatory pathway for approval in the United States.

Under the terms of the Technology Rights Agreement, the Company has the unilateral option to license the exclusive global rights to five gene expression biomarkers which have demonstrated a high degree of effectiveness in detecting CRC lesions including advanced adenomas (“AA”), a type of pre-cancerous polyp often attributed to this deadly disease. In a study evaluating these biomarkers published in the online peer review journal platform MDPI (March 11, 2021), study results achieved overall sensitivities of 75% for AA and 95% for CRC, respectively, for a 96% specificity outcome. If these statistical results are duplicated when the biomarkers are integrated into ColoAlert, we believe that it will ultimately position the Company’s CRC test to be the most robust and accurate at-home diagnostic screening test on the market. It will not only detect cancerous polyps with a high degree of accuracy but has the potential to prevent CRC through early detection of precancerous adenomas.

“Securing the exclusive rights to license this family of novel biomarkers is a fantastic milestone for the Company as it provides an extraordinary opportunity to potentially upgrade ColoAlert’s technical profile, possibly making it the most effective at-home screening test for CRC that has ever been commercialized,” commented Guido Baechler, Chief Executive Officer of Mainz Biomed. “The Mainz team is on a mission to develop gold standard molecular diagnostic screening solutions for cancer indications and obtaining the rights to these biomarkers is a testament to our on-going commitment to develop cutting-edge products as they have shown superior sensitivity to even liquid biopsy products in development in terms of identifying advanced adenomas.”

The Company will now commence a clinical study in Europe to evaluate the effectiveness of these biomarkers to enhance ColoAlert’s utility in terms of extending its capability to include the identification of advanced adenomas, while increasing rates of diagnostic sensitivity and specificity. Given ColoAlert in its present form has already been CE-IVD marked (complying with EU safety, health and environmental requirements), the timeline and process to initiate this “add-on” study is expedited, and the Company is targeting the first half of 2022 to launch the clinical study. Furthermore, data generated by the study may potentially be incorporated into the Company’s design of ColoAlert’s U.S. clinical trial for consideration by the FDA.

About ColoAlert

ColoAlert detects colorectal cancer (CRC) via a simple-to-administer test with a sensitivity and specificity nearly as high as the invasive colonoscopy*. The test utilizes proprietary methods to analyze cell DNA for specific tumor markers combined with the fecal immunochemistry test (FIT) and is designed to detect tumor DNA and CRC cases in their earliest stages. The product is CE-IVD marked (complying with EU safety, health and environmental requirements) and is transitioning to compliance with IVDR. The product is commercially available in several countries in the European Union. Mainz Biomed currently distributes ColoAlert through a number of clinical affiliates. Once approved in the United States, the Company’s commercial strategy is to establish scalable distribution through a collaborative partner program with regional and national laboratory service providers across the country.

*Dollinger MM et al. (2018)

About Colorectal Cancer

Colorectal cancer (CRC) is the second most lethal cancer in the U.S. and Europe, but also the most preventable with early detection providing survival rates above 90%. Annual testing costs per patient are minimal, especially when compared to late-stage treatments of CRC which cost patients an average of $38,469 per year. The American Cancer Society estimates that in 2021 there will be approximately 149,500 new cases of colon and rectal cancer in the United States with 52,980 resulting in death. Recent FDA decisions suggest that screening with stool DNA tests such as ColoAlert in the United States should be conducted once every three years starting at age 45. Currently there are 112 million Americans aged 50+, a total that is expected to increase to 157 million within 10 years. Appropriately testing these US-based 50+ populations every three years as prescribed equates to a US market opportunity of approximately $3.7 Billion per year.

About Mainz Biomed N.V.

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert, an accurate, non-invasive, and easy-to-use early detection diagnostic test for colorectal cancer. ColoAlert is currently marketed in Europe with FDA clinical study and submission process intended to be launched in the first half of 2022 for U.S. regulatory approval. Mainz Biomed’s product candidate portfolio includes PancAlert, an early-stage pancreatic cancer screening test based on Real-Time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples, and the GenoStick technology, a platform being developed to detect pathogens on a molecular genetic basis.

About TransferTech Sherbrooke

TransferTech Sherbrooke has been working since 2007 to build connections between high-tech businesses and the 1,200 professors of the Université de Sherbrooke and its affiliated research centers. Entrepreneurs and some small and medium-sized enterprises, including some Top Fortune 500, have been able to benefit from its expertise and know-how. TransferTech Sherbrooke has substantially contributed to the development and valorization of numerous university technologies, the improvement of the competitiveness of innovative businesses, and especially the enrichment of the world of tomorrow

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Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its Prospectus filed on November 12, 2021. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.